UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69679

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__

MM/DD/YY	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Quantege Capital USA Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Ave suite 4B

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche		212-751-4422
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP

(Name – if individual, state last, first, middle name)

One Penn Plaza – Suite 3000	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)
			23
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Lowen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quantedge Capital USA Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Notary Public

KEVIN C CHILDS
Notary Public - State of New York
NO. 01CH6267728
Qualified in New York County
My Commission Expires 08/20/2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

QUANTEDGE CAPITAL USA INC.

Statement of Financial Condition

As of and for the year ended December 31, 2021

(With Report of independent Registered Public Accounting Firm Thereon)

QUANTEDGE CAPITAL USA INC.

INDEX

December 31, 2021



bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Quantedge Capital USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantedge Capital USA, Inc. (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2018.

New York, New York
February 16, 2022

QUANTEDGE CAPITAL USA INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets		
Cash	$	860,003
Prepaid expenses and other assets		47,863
Total Assets	$	907,866
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate	$	4,467
Accounts payable and accrued expenses		56,186
Total Liabilities		60,653
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		569,990
Retained earnings		277,213
Total Stockholder's Equity		847,213
Total Liabilities and Stockholder's Equity	$	907,866

See accompanying notes to financial statements.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business

Nature of Business

Quantedge Capital USA, Inc. (the "Company") was organized as a corporation in the state of Delaware on August 21, 2015. The Company is 100% owned by Quantedge Inc. (the Parent). The Company was organized to engage solely in marketing and facilitating the private placement of investments in Quantedge Global Fund, also 100% owned by the Parent. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective March 30, 2016. In addition, the Company is a member of Securities Investor Protection Corporation ("SIPC") and National Futures Association (NFA). On February 1, 2017, the Company changed its registration status from full service Broker-Dealer to a Capital Acquisition Broker.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2017 through 2021 tax years are open for examination by the federal, state and local tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENT

2. Summary of significant account policies *(continued)*

Leases

The Company follows the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended December 2021 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

3. Related party transactions

Service Agreement and Due to/from Affiliate

Pursuant to a service agreement with Quantedge USA Inc., Quantedge USA Inc. an affiliate under common control. provides various services to the Company. These include rent, utilities, the use of fixed assets, travel, general office insurance and IT support. For the year ended December 31, 2021, the total amount incurred by the Company under this agreement was approximately $53,600 The Company paid approximately $53,800 in 2021, which includes approximately $4,600 that was a payable to the affiliate at December 31, 2020. For the year ended December 31,2021, the Company owed approximately $4,400 to the affiliate.

4. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $799,350 which was $794,350 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1 as of December 31, 2021.

5. Exemption from Rule 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff.

6. Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENT

7. Guarantees and Indemnifications

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

The Company has no indemnifications to disclose at December 31, 2021 or during the year then ended.

8. Risks and Uncertainties

During 2020 the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. To date COVID has not materially changed the financial performance of the Company.

9. Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASU 2016-13 Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening stockholder's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENT

10. Income Taxes

For the year ended December 31, 2021, the Company's provision for income taxes consisted of current federal income taxes of approximately $30,400. At December 31, 2021, the Company had a current federal income tax overpayment of approximately $5,300 included in Prepaid expenses and other assets in the accompanying statement of financial condition. The Company accounts for interest and penalties related to income tax matters and uncertain tax positions as part of federal tax expense. There were no material interest or penalties for the year ended December 31, 2021.

11. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.

The Company intends to initiate its membership withdrawal from FINRA and NFA before April 1, 2022 and dissolve the Company before the end of 2022.